SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New procedure for redemption or conversion of PNC shares

Rio de Janeiro, August 5, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”) hereby informs, in addition to the Market Announcement and the Material Fact disclosed on June 9 and June 14, 2026, respectively, that, following the successful completion of the first redemption or conversion transaction of the Class “C” preferred shares (“PNC Shares”), the deadlines applicable to future transactions have been revised.

The new deadlines will be counted based on the number of trading sessions on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), consisting of 9 trading sessions for the delivery of common shares resulting from the conversion and 13 trading sessions for the payment of the redemption amount, replacing the 12 and 16 business-day periods adopted in the first transaction.

The deadlines applicable to future transactions will be as follows:

•           D0 - Announcement of the transaction: The Board of Directors will resolve on the amount to be redeemed, and the redemption value per PNC Share will correspond to the closing price of the Company's common shares on the trading session immediately preceding the respective resolution date (D-1).

•           D+2 tradings - Record date: The record date for determining shareholders eligible for redemption or conversion will correspond to the second trading session following the disclosure of the respective transaction.

If the announcement is made before the opening of trading on D0, the record date will correspond to the trading session of the business day immediately following the announcement, considering the shareholding position as of the close of that trading session.

If the transaction announcement is made after the close of trading on D0, the record date will correspond to the second trading session following the announcement, considering the shareholding position as of the close of that trading session.

•          D+3 tradings - Ex-rights date: PNC Shares will begin trading ex-rights as of the third trading session following the announcement of the transaction.

•          D+3 a D+6 tradings - Tax treatment for non-resident investors: non-resident investors must submit the information below to the Company in an Excel spreadsheet format by e-mail to resgate@axia.com.br, with the subject line “PNC Redemption – Capital Gain”:

Name	CPF/CNPJ	Tax Residency	Was the investment made in accordance with the rules of the National Monetary Council (Joint Resolution No. 13/2024)?	Number of shares	Average acquisition cost per PNC Share	Eligible for an exemption from or reduction in the withholding income tax (IRRF) rate?
			[Yes / No]			[Yes / No]

•	D+5 to D+7 tradings - Election period: holders of PNC Shares may express, within a period of 3 business days, including the fifth trading session following the transaction announcement, express their intention to elect, in lieu of redemption, the full or partial conversion of the PNC Shares subject to redemption into common shares at a ratio of 1:1. Shareholders who do not submit their election within the prescribed period will have their PNC Shares automatically redeemed.

Election channels:

o	Through their respective custodian agent/broker, for shareholders whose shares are deposited with the B3 Central Depository; or
o	Through Itaú Corretora de Valores S.A., the registrar of the Company’s shares, for shares held in book-entry form.

•           D+9 tradings – Delivery of common shares issued as a result of the conversion of PNC Shares.

•           D+13 tradings - Redemption Payment Date.

Treatment of fractions: Pursuant to Article 11, Paragraph 10, Item V of the Bylaws, fractional shares will be disregarded for purposes of the redemption of PNC Shares.

Treatment of holders of American Depositary Receipts (“ADRs”): Holders of ADRs backed by PNC Shares will not be entitled to elect conversion into common shares. The PNC Shares underlying such ADRs will be mandatorily redeemed, and Citibank N.A., as depositary, will receive the redemption proceeds and distribute them to the respective ADR holders.

Payment to ADR holders will be made within up to seven business days following the redemption payment date applicable to holders of PNC Shares traded on B3.

The Company has made available, on its Investor Relations website, a dedicated page regarding the redemption or conversion of PNC Shares. To access it, click here.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.